[redacted]

06002600

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23340

RECEIVED FEB 23 2006 SEC MAIL PROCESSING SECTION WASHINGTON, D.C.

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Shepard & Vrbanac Securities, Inc.
Robert W. Vrbanac, President

OFFICIAL USE ONLY
7854
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1 South Main Street - Suite 201
(No. and Street)

Akron	Ohio	44308-1803
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert W. Vrbanac 330-253-2020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hall, Kistler & Company LLP
(Name – *if individual, state last, first, middle name*)

220 Market Avenue, South - Suite 700	Canton	Ohio	44702-2100
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 12 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Robert W. Vrbanac, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Shepard & Vrbanac Securities, Inc., as of December 31, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KATHERINE A. DAKOTA, Notary Public
Residence - Summit County
Statewide Jurisdiction, Ohio
My Commission Expires Oct. 20, 2009

Signature

President & CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. N/A
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. N/A
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. N/A
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

soundideas. solidanswers.

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

INDEPENDENT AUDITOR'S REPORT

Board of Directors
Shepard & Vrbanac Securities Inc.
Akron, Ohio

We have audited the accompanying statement of financial condition of Shepard & Vrbanac Securities Inc. (the "Company") as of December 31, 2005, and the related statement of income, changes in shareholder's equity and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with U.S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Shepard & Vrbanac Securities Inc. at December 31, 2005, and the results of their operations and their cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements, taken as a whole. The information contained in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hall, Kistler & Company LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
January 21, 2006

STATEMENT OF FINANCIAL CONDITION

SHEPARD & VRBANAC SECURITIES INC.

December 31, 2005

ASSETS

Cash	$	66,886
Accounts receivable-commissions		48,033
Furniture & fixtures, net of accumulated depreciation of $224,653		23,918
Deposit		50,000
	$	188,837

LIABILITIES AND SHAREHOLDER'S EQUITY

LIABILITIES		
Accounts payable-commissions	$	21,426
		21,426
SHAREHOLDER'S EQUITY		
Capital stock:		
Common, no par value:		
250 shares issued, 122.5 shares outstanding		32,500
Additional paid-in capital		105,000
Retained earnings		224,556
127.5 shares treasury stock, at cost		(194,645)
		167,411
	$	188,837

See independent auditor's report and notes to financial statements.

STATEMENT OF INCOME

SHEPARD & VRBANAC SECURITIES INC.

For the year ended December 31, 2005

REVENUES		
Commissions and fees	$	411,221
Lawsuit settlement		44,457
Miscellaneous income		19,737
Interest		17,943
		493,358
EXPENSES		
Commissions and fees		102,757
Employee compensation and benefits		101,248
Occupancy		81,535
Legal and accounting		18,518
Communications and data processing		34,767
Office and printing		13,496
Exchange and clearing fees		7,431
Miscellaneous		38,766
Administrative		5,426
		403,944
NET INCOME	$	89,414

See independent auditor's report and notes to financial statements.

STATEMENT OF CHANGES IN SHAREHOLDER'S EQUITY

SHEPARD & VRBANAC SECURITIES INC.

For the year ended December 31, 2005

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	TREASURY STOCK	TOTAL SHAREHOLDER'S EQUITY
Balance at January 1, 2005	$ 32,500	$ 105,000	$216,216	$(194,645)	$ 159,071
Net Income	-	-	89,414	-	89,414
Dividends paid	-	-	(81,074)	-	(81,074)
Balance at December 31, 2005	$ 32,500	$ 105,000	$224,556	$(194,645)	$ 167,411

See independent auditor's report and notes to financial statements.

STATEMENT OF CASH FLOWS

SHEPARD & VRBANAC SECURITIES INC.

For the year ended December 31, 2005

Cash flows from operating activities:		
Net income	$	89,414
Adjustment to reconcile net income to net cash:		
Depreciation		13,203
Changes in assets and liabilities:		
Decrease in accounts receivable - commissions		7,359
Increase in accounts payable - commissions		3,294
(Decrease) in accounts payable - other		(4,069)
(Decrease) in accrued expenses		(350)
Net cash provided by operating activities		108,851
Cash flows from financing activities:		
Dividends paid		(81,074)
Net cash (used in) financing activities		(81,074)
Net increase in cash		27,777
Cash at beginning of year		39,109
Cash at end of year	$	66,886

See independent auditor's report and notes to financial statements.

NOTES TO FINANCIAL STATEMENTS

SHEPARD & VRBANAC SECURITIES INC.

December 31, 2005

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business

The Company was incorporated under the laws of the State of Ohio on February 14, 1979. The Company is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of various exchanges and the National Association of Securities Dealers (NASD). Its principal office is located in Akron, Ohio, with satellite offices in Alliance, Ohio and Richmond, Virginia.

Income Taxes

The Company with the consent of its shareholder has elected under the Internal Revenue Code to be taxed as an S Corporation. Under this election, the Company's taxable income flows to the shareholder. Therefore, no provision or liability for Federal income taxes has been included in these financial statements.

Cash and Cash Equivalents

For purposes of the Statement of Cash Flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Accounts Receivable - Commissions

Accounts Receivable consist of fees and commissions (net of trading and other expenses) from clearing organizations and registered investment companies. All receivables are considered by management to be fully collectible. Therefore, no allowance for doubtful accounts is considered necessary.

NOTE A - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Furniture and Fixtures

Assets are carried at cost. Major additions and improvements are capitalized, while maintenance and repairs, including the replacement of minor items, are expensed as incurred. When retired or otherwise disposed of, the related carrying value and accumulated depreciation are cleared from the respective accounts. Depreciation is provided over the estimated useful lives of the related assets over the straight-line method from 5-7 years. Depreciation expense for the year ended December 31, 2005 amounted to $13,203.

Deposit

A deposit totaling $50,000 represents an interest bearing Escrow Account required to be held by Mesirow Financial, Inc. at December 31, 2005.

Revenue Recognition

Commissions and related fee income are recorded on a trade-date basis as securities transactions occur.

NOTE B - COMMITMENTS AND CONTINGENCIES

Building Lease

The Company conducts its Akron operations from leased facilities under a non-cancelable operating lease that expires in June 2011. The Company subleased a portion of the office space beginning in September 2005. Rental expense, net of sub leased portion, totaled $35,820 including utilities and the Company's share of the building expenses of $12,897 for the year ended December 31, 2005. The Alliance, Ohio and Richmond, Virginia offices have no leases or rent expense as they occupy very limited space and are not charged for its use.

The following is a schedule of the next five years of future minimum rentals under the lease at December 31, 2005:

2006	$ 56,524
2007	62,676
2008	62,676
2009	62,676
2010	62,676

NOTE C - SIMPLE IRA PLAN

The Company maintains a Simple IRA Pension Plan covering all employees who earned $5,000 or more, per year, during any two prior years of employment. The Company contributes a matching contribution to each eligible employee's Simple IRA equal to the employee's salary reduction contributions up to a limit of 1% of the employee's compensation for the year. Employee elective deferrals are limited to $9,000 ($10,500 if age 50 or older) per year. The Company's contribution for the year ended December 31, 2005 totaled $0.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) Uniform Net Capital Rule (rule 15c3-1) which requires the maintenance of $50,000 minimum net capital as a broker who does not carry customers' accounts. The SEC requires that the ratio of the aggregate indebtedness to the net capital shall not exceed 15 to 1. As of December 31, 2005, the Company had net capital, as defined, of $136,296 which was $88,439 in excess of its required net capital of $50,000, and the net capital ratio to aggregate indebtedness, as defined was .15 to 1.

NOTE E - SUBSEQUENT EVENT

During January 2006, the Company's shareholder agreed to sell the assets of the Company to a competitor for an amount in excess of book value.

SCHEDULE I

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

SHEPARD & VRBANAC SECURITIES INC.

December 31, 2005

NET CAPITAL		
Total shareholder's equity qualified for net capital	$	167,411
Deduct nonallowable assets:		
Furniture and fixtures - net of accumulated depreciation		(23,918)
Net allowable commissions receivable		(3,722)
		(27,640)
NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS		139,771
Deduct haircuts on securities:		
Trading and investment securities		(1,332)
NET CAPITAL	$	138,439
TOTAL AGGREGATE INDEBTEDNESS	$	21,426
COMPUTATION OF BASIC NET CAPITAL REQUIREMENTS		
Minimum net capital required	$	50,000
Excess net capital at 1,500%	$	88,439
Excess net capital at 1,000%	$	136,296
Ratio: Aggregate indebtedness to net capital		.15 to 1

SCHEDULE II

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS UNDER SEC RULE 15c3-3

SHEPARD & VRBANAC SECURITIES INC.

December 31, 2005

The Company operates under SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm (Mesirow Financial, Inc.) and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

SCHEDULE III

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS
UNDER SEC RULE 15c3-3

SHEPARD & VRBANAC SECURITIES INC.

December 31, 2005

The Company operates under SEC Rule 15c3-3(k)(2)(ii) (the Customer Protection Rule), clearing all transactions on a fully disclosed basis through its clearing firm (Mesirow Financial, Inc.) and therefore does not hold customer funds, safe-keep customer securities or have any customer accounts.

HALL, KISTLER & COMPANY LLP
CONSULTANTS AND CERTIFIED PUBLIC ACCOUNTANTS

sound ideas. solid answers.

220 MARKET AVENUE, SOUTH
SUITE 700 • CANTON, OHIO 44702

PHONE 330.453.7633
FAX 330.453.9366

Board of Directors
Shepard & Vrbanac Securities Inc.
Akron, Ohio

In planning and performing our audit of the financial statements of Shepard & Vrbanac Securities Inc. (the "Company") for the year ended to December 31, 2005, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by Shepard & Vrbanac Securities Inc. that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and by rule 15c3-3(e). We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matter involving the control environment, and its operation that we consider to be a material weakness as defined above. This condition was considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Shepard & Vrbanac Securities Inc. for the year ended December 31, 2005, and this report does not affect our report thereon dated January 27, 2006. The Company has one bookkeeper who prepares disbursements, makes most deposits, reconciles the bank accounts and prepares monthly financial statements. We believe that the lack of segregation of duties is a material weakness due to the limited number of employees.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the use of management, the Board of Directors, management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Hall, Kistler & Company LLP

HALL, KISTLER & COMPANY LLP

Canton, Ohio
January 21, 2006